Exhibit 21.1

SUBSIDIARIES OF SIXTH STREET LENDING PARTNERS

Name	Jurisdiction
SSLP Lending, LLC	Delaware
Sixth Street LP Holding II, LLC	Delaware
Sixth Street Lending Partners Sub, LLC	Cayman Islands